UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SCOPUS BIOPHARMA INC.

(Name of Issuer)

Common Stock

Title of Class of Securities)

809171101

(CUSIP Number)

Joshua R. Lamstein

420 Lexington Avenue, Suite 300

New York, New York 10170

(212) 479-2513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809171101	Schedule 13D

1.	NAMES OF REPORTING PERSONS HCFP/Capital Partners 18B-2 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 809171101	Schedule 13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Ira Scott Greenspan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 237,092 (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 237,092 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,092 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	Type of Reporting Person IN

CUSIP No. 809171101	Schedule 13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Joshua R. Lamstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 151,128 (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 151,128 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,128 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	Type of Reporting Person IN

CUSIP No. 809171101	Schedule 13D	Page 4 of 7 Pages

Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the common stock, $0.001 par value per share (the “Shares”), of Scopus BioPharma Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 420 Lexington Avenue, Suite 300, New York, New York 10170.

Item 2: Identity and Background

a.	This Schedule 13D/A is being jointly filed by HCFP/Capital Partners 18B-2 LLC, a Delaware limited liability company (the “LLC”), Ira Scott Greenspan, and Joshua R. Lamstein (Mr. Greenspan and Mr. Lamstein, collectively with the LLC, referred to herein as the “Reporting Persons”).

b.	The principal business address of the Reporting Persons is 420 Lexington Avenue, Suite 300, New York, New York 10170.

c.	Mr. Greenspan is a co-manager of the LLC, a member of the Board of Directors of the Issuer, and the Chairman of the Executive Committee of the Board of Directors of the Issuer. Mr. Lamstein is a co-manager of the LLC, and the Chairman of the Board of Directors of the Issuer. The principal address of both the LLC and the Issuer is 420 Lexington Avenue, Suite 300, New York, New York 10170.

d.	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Greenspan and Mr. Lamstein are citizens of the United States of America. The place of organization of the LLC is the state of Delaware.

Item 3: Source and Amount of Funds or Other Consideration

On June 5, 2020, the Issuer issued to the LLC 3,000,000 W Warrants in consideration of a $1.5 million contingent promissory note (the “Note”). The Note accrues interest at a rate of 1.0% per annum. Payment of this Note is contingent on exercise or sale of the W Warrants prior to their expiration.

The LLC is managed by its two co-managers, Mr. Greenspan and Mr. Lamstein.

On November 23, 2021, the LLC, pursuant to a Warrant Contribution Agreement by and between the Issuer and the LLC (the “Warrant Contribution Agreement”), agreed to contribute its 3,000,000 W Warrants back to the Issuer in exchange for the Issuer cancelling the Note, including any and all interest, owed by the LLC to the Issuer.

Item 4: Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. No Reporting Persons have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intentions or purpose and take actions which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 809171101	Schedule 13D	Page 5 of 7 Pages

Item 5: Interest in Securities of the Issuer

(a) As of November 23, 2021, the LLC no longer owns any securities of the Issuer.

Mr. Greenspan indirectly beneficially owns (i) an aggregate of 140,002 Shares (which consists of 73,334 Shares and 66,668 Shares issuable upon exercise of W Warrants by virtue of his indirect beneficial ownership of the 66,668 Shares issuable upon exercise of W Warrants of HCP/Advest LLC), representing approximately 0.7% of the outstanding Shares; (ii) 14,640 Shares by virtue of his indirect beneficial ownership of the 14,640 Shares of HCFP, representing approximately 0.1% of the outstanding Shares; and (iii) 82,450 Shares directly owned by Mr. Greenspan, representing approximately 0.4% of the outstanding Shares.

Mr. Lamstein indirectly beneficially owns  an aggregate of 151,128 Shares (which consists of 119,997 Shares and 31,131 Shares issuable upon exercise of W Warrants by virtue of his direct beneficial ownership of the 31,131 Shares issuable upon exercise of W Warrants), representing approximately 0.7% of the outstanding Shares.

Each of Mr. Greenspan and Mr. Lamstein indirectly beneficially owns 1,350,000 Shares by virtue of their indirect beneficial ownership of the 1,350,000 Shares of HCFP/Capital Partners 18B-1 LLC (“18B-1”), representing approximately 6.4% of the outstanding Shares. Both Mr. Greenspan and Mr. Lamstein are members and co-managers of 18B-1 and have shared voting and dispositive power over the 1,350,000 Shares of 18B-1. They previously disclosed their beneficial ownership relating to the 1,350,000 Shares of 18B-1 to the SEC on December 15, 2020 on Form 3 filings and on February 16, 2021 on a Schedule 13G filing.

Each of Mr. Greenspan and Mr. Lamstein indirectly beneficially owns 1,068,016 Shares issuable upon exercise of W Warrants by virtue of their indirect beneficial ownership of the 1,068,016 Shares of SCPS/Strategic Capital Partners LLC (“SCP”), representing approximately 4.8% of the outstanding Shares. Each W Warrant has an exercise price of $4.00 and became exercisable into Shares starting on October 1, 2021 for one B Unit. Starting on April 1, 2022, each B Unit can be separated into one share of common stock and one Z Warrant. Each Z Warrant is exercisable for one share of common stock with an exercise price of $5.00 per share. The Z Warrant will become exercisable on July 1, 2022 and will expire on June 30, 2027. Both Mr. Greenspan and Mr. Lamstein are co-managers of SCP and have shared voting and dispositive power over the 1,068,016 Shares of the SCP. They disclosed their beneficial ownership relating to the 1,068,016 Shares of SCP to the SEC on August 12, 2021 on a Schedule 13D filing.

The calculation of the percentage of outstanding Shares held by the Reporting Persons are based on 21,094,264 Shares outstanding, as of November 23, 2021.

(b)  Mr. Greenspan has the sole power to vote or direct the vote of 237,092 Shares. Mr. Lamstein has the sole power to vote or direct the vote of 151,128 Shares.

CUSIP No. 809171101	Schedule 13D	Page 6 of 7 Pages

Mr. Greenspan has the sole power to dispose of or direct the disposition of 237,092 Shares. Mr. Lamstein has the sole power to dispose of or direct the disposition of 151,128 Shares.

(c) Other than the Warrant Contribution Agreement, none of the Reporting Persons have effected any other transactions of the Shares during the past 60 days.

(d) Not Applicable.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 21, 2021, each of the Reporting Persons signed a letter agreement to vote all of their shares of the Issuer over which they have voting control in favor of any resolution presented to the shareholders of the Issuer to approve the increase in the authorized shares of the common stock of the Company pursuant to a Securities Purchase Agreement signed on November 21, 2021.

Item 7: Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated August 12, 2021 by and among HCFP/Capital Partners 18B-2 LLC, Ira Scott Greenspan, and Joshua R. Lamstein (filed herewith)

Exhibit 99.2	Form of Voting Agreement

CUSIP No. 809171101	Schedule 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct.

Dated: November 26, 2021

HCFP/Capital Partners 18B-2 LLC

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan
Co-Manager

By:	/s/ Joshua R. Lamstein
Joshua R. Lamstein
Co-Manager

Ira Scott Greenspan

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan

Joshua R. Lamstein

By:	/s/ Joshua R. Lamstein
Joshua R. Lamstein